SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*

                              WORLD ACCESS, INC.
     --------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
     ---------------------------------------------------------------------
                        (Title of Class of Securities)

                                   98141A101
                 ---------------------------------------------
                                (CUSIP Number)

                        Bryan Cipoletti, Vice President
               Armstrong International Telecommunications, Inc.
                              One Armstrong Place
                          Butler, Pennsylvania 16001
                                (724) 283-0925
                     -------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 7, 1999
                 ---------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.14d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 98141A101                            Page  2   of  12  Pages

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Armstrong International Telecommunications, Inc.  25-1773911

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) /_/
                                                                     (b) /_/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY               15,162,015.9 shares of Common Stock assuming
    EACH                 conversion of the Preferred Stock
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH                 0

                10  SHARED DISPOSITIVE POWER
                         15,162,015.9 shares of Common Stock assuming conversion of the Preferred Stock

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,162,015.9 shares of Common Stock assuming conversion of the Preferred Stock

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.9% assuming conversion of the Preferred Stock

 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       /_/
            CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 98141A101                            Page  3   of  12  Pages

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Armstrong Holdings, Inc. 25-1563080

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) /_/
                                                                     (b) /_/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY               15,162,015.9 shares of Common Stock assuming
    EACH                 conversion of the Preferred Stock
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH                 0

                10  SHARED DISPOSITIVE POWER
                         15,162,015.9 shares of Common Stock assuming conversion of the Preferred Stock

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,162,015.9 shares of Common Stock assuming conversion of the Preferred Stock

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                /_/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.9% assuming conversion of the Preferred Stock

 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 98141A101                            Page  4   of  12  Pages

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Jay L. Sedwick, as a trustee of the Jud L. Sedwick Grandchildren's Trust and the Damon Sedwick Dosch Trust No. 2

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) /_/
                                                                     (b) /_/
  3    SEC USE ONLY

  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                 /_/

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY               15,174,282.8 shares of Common Stock assuming
    EACH                 conversion of the Preferred Stock
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH                 0

                10  SHARED DISPOSITIVE POWER
                         15,174,282.8 shares of Common Stock assuming conversion of the Preferred Stock

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                /X/

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of World Access, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at Suite 2240, 945 East Paces Ferry Road, Atlanta, Georgia 30326.

     Item 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by (i) Armstrong International Telecommunications, Inc. ("AIT"), (ii) Armstrong Holdings, Inc. ("AH") and
(iii) Jay L. Sedwick, as trustee of the Jud L. Sedwick Grandchildren's Trust (the "JLSG Trust") and the Damon Sedwick Dosch Trust No. 2 (the "DSD Trust" and, together with the JLSG Trust, the "Trusts") (collectively, the "Reporting Persons").

     AIT is a Delaware corporation. AIT does not directly engage in any business activity other than holding shares of Preferred Stock (as defined in Item 3 below). The address of its principal office is One Armstrong Place, Butler, Pennsylvania 16001.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of AIT is set forth on Attachment A and is incorporated herein by reference.

     AH, a Delaware corporation, owns 100% of the issued and outstanding capital stock of AIT. Its principal business is acting as a holding company for the capital stock of AIT as well as other companies. The address of its principal office is One Armstrong Place, Butler, Pennsylvania 16001.

     The JLSG Trust, a trust established under the laws of the Commonwealth of Pennsylvania, owns 100% of the issued and outstanding capital stock of AH. The JLSG Trust was established for the benefit of the grandchildren of Jud L. Sedwick. The address of its principal office is One Armstrong Place, Butler, Pennsylvania 16001.

     The DSD Trust, a trust established under the laws of the Commonwealth of Pennsylvania, owns 250 shares of Preferred Stock. The DSD Trust was established for the benefit of Damon Sedwick Dosch. The address of its principal office is One Armstrong Place, Butler, Pennsylvania, 16001.

     Jay L. Sedwick is a trustee of the Trusts. Mr. Sedwick has the sole power to vote and to dispose or direct the disposition of the shares of capital stock of AH held by the JLSG Trust and has shared power to vote and to dispose or direct the disposition of the shares of Preferred Stock held by the DSD Trust.

     JAY L. SEDWICK is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Sedwick's present principal occupation or employment is Chairman of the Board and a Director of AH and acting as an executive officer and/or director of affiliates of AH.

     None of the Reporting Persons and, to the best knowledge of each Reporting Person, no person named in Attachment A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Under an Agreement and Plan of Merger dated as of August 17, 1999 (the "Merger Agreement"), by and among the Company, FaciliCom International, Inc., a Delaware corporation ("FaciliCom"), AIT, Epic Interests, Inc., a Pennsylvania corporation ("Epic"), and BFV Associates, Inc., a Delaware corporation ("BFV"), FaciliCom was merged (the "Merger") with and into the Company and the issued and outstanding shares of common stock, par value $0.01 per share, of FaciliCom (the "FaciliCom Common Stock") were converted into the right to receive, among other consideration, shares of Convertible Preferred Stock, Series C, of the Company (the "Preferred Stock"). As part of the consummation of the Merger on December 7, 1999, 189,102 shares of FaciliCom Common Stock held by AIT were converted into 309,001.882 shares of Preferred Stock and stock options with respect to FaciliCom Common Stock held by the DSD Trust were cancelled in exchange for 250 shares of Preferred Stock.

     Each share of Preferred Stock is convertible at the holder's option at any time into a number of shares of Common Stock equal to the quotient of the $1000 liquidation preference of the Preferred Stock divided by the Conversion Price (as defined in the Certificate of Designation of the Preferred Stock (the "Certificate of Designation")) then in effect. At the time of issuance of the Preferred Stock, the Conversion Price was equal to $20.38. The Conversion Price is subject to certain adjustments as set forth in the Certificate of Designation. Any shares of Preferred Stock outstanding on the third anniversary of the consummation of the merger will automatically be converted into shares of Common Stock at a conversion price based on the current market price of the Common Stock, subject to certain adjustments, as set forth in the Certificate of Designation.

     The descriptions of the Merger Agreement, the Preferred Stock and the Certificate of Designation set forth herein are summaries thereof and are qualified in their entirety by reference to the complete text of the Merger Agreement and the form of Certificate of Designation filed as Exhibits 1 and 2, respectively, hereto, which are incorporated herein by reference.

     Item 4. PURPOSE OF TRANSACTION.

     AIT has acquired the shares of Preferred Stock pursuant to the Merger Agreement for investment purposes.

     Pursuant to the terms of the Preferred Stock as set forth in the Certificate of Designation, so long as at least 15% of the originally issued shares of Preferred Stock remain outstanding, the holders of the Preferred Stock are entitled to elect, voting separately as a class, up to four members of the Board of Directors of the Company based upon the percentage that the shares of Common Stock issuable upon conversion of the Preferred Stock constitutes of all outstanding shares of capital stock of the Company entitled to vote for the election of directors of the Company. Immediately upon consummation of the Merger, AIT held 83.5% of the total outstanding shares of Preferred Stock enabling it to control the class vote of the holders of the Preferred Stock for the election of directors. Upon consummation of the Merger and other related transactions undertaken by the Company, the Board of Directors of the Company was increased to eleven members and the holders of the Preferred Stock elected four members: Jay L. Sedwick, Kirby J. Campbell, Bryan Cipoletti and Walter J. Burmeister. Information regarding Messrs. Sedwick, Campbell and Cipoletti is included on Attachment A hereto. Mr. Burmeister was formerly a shareholder and the Chief Executive Officer and President of FaciliCom. In connection with the Merger, Mr. Burmeister was appointed President of the Company.

     Pursuant to the terms of the Merger Agreement, if the Preferred Stock is converted into Common Stock, AIT, Epic, BFV and any of their affiliates and the initial transferees holding the shares of Common Stock issued upon any conversion of their Preferred Stock (collectively, the "FaciliCom Holders") are entitled to designate up to four persons to be nominated and recommended by the Board of Directors of the Company for election to the Board of Directors at any meeting of the stockholders of the Company; provided that on the record date for determining the stockholders of the Company entitled to vote on such matters, there are shares of Common Stock held by the FaciliCom Holders constituting at least 15% of the shares of Common Stock issued upon conversion of the Preferred Stock. The specific number of persons (up to a maximum of four) that the FaciliCom Holders are entitled to designate to be so nominated and recommended is based upon the percentage that the shares of Common Stock held by the FaciliCom Holders constitutes of all outstanding shares of capital stock of the Company entitled to vote for the election of directors.

     Pursuant to the terms of the Merger Agreement, if any shares of Common Stock required to be reserved for purposes of conversion of the Preferred Stock require registration with or approval of any Governmental Entity (as defined in the Merger Agreement) under any federal or state or other applicable law before such Common Stock may be issued or delivered upon conversion, the Company has agreed to endeavor in good faith and as expeditiously as possible to cause such Common Stock to be duly registered or approved, as the case may be, and so long as the Common Stock is quoted on the Nasdaq National Market or listed on any national securities exchange, the Company has agreed, if permitted by the rules of such system or exchange, to quote or list and keep quoted or listed on such system or exchange, upon official notice of issuance, all Common Stock issuable upon conversion of the Preferred Stock.

     In connection with the consummation of the Merger, the Company and AIT, Epic, Walter J. Burmeister, Juan Carlos Valls, Anand Kumar, Peter Gardener and Robert Reed entered into a Registration Rights Agreement, dated December 7, 1999 (the "Registration Rights Agreement"), substantially in the form filed as Exhibit 3 hereto, pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by AIT and such other persons.

     The descriptions of the Preferred Stock, the Certificate of Designation, the Merger Agreement and the Registration Rights Agreement set forth herein are summaries thereof and are qualified in their entirety by reference to the complete text of the form of Certificate of Designation, the Merger Agreement and the form of Registration Rights Agreement filed as Exhibits 1, 2 and 3, respectively, hereto, which are incorporated herein by reference.

     The Reporting Persons intend to review on a continuing basis their investment in the Company, and the Reporting Persons may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

     Except as set forth above in this item 4, no Reporting Person and, to the best knowledge of each Reporting Person, no person named in Attachment A hereto has any present plans or proposals (although they reserve the right to develop such plans or proposals) which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that Walter J. Burmeister has become the President of the Company); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of these enumerated above.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of December 7, 1999, assuming the conversion of the shares of Preferred Stock held by AIT into shares of Common Stock as of such date in accordance with the Certificate of Designation, AIT may be deemed to be the direct beneficial owner of, and to have the direct power to vote or dispose or direct the disposition of, 15,162,015.9 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 and there being 45,265,221 shares of Common Stock outstanding on November 15, 1999 and 5,676,850 shares of Common Stock issued to other persons at the time of the consummation of the Merger in connection with certain related transactions and upon conversion of certain shares of Preferred Stock (as represented to the Reporting Persons by the Company), represents 22.9% of the outstanding shares of Common Stock. By virtue of the relationships described under Item 2 above, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of, and indirect power to vote or to dispose or direct the disposition of, the shares of Common Stock which may be deemed to be held by AIT as described above. Jay L. Sedwick disclaims beneficial ownership of all such shares.

     In addition, as of December 7, 1999, assuming the conversion of the shares of Preferred Stock held by the DSD Trust into shares of Common Stock as of such date in accordance with the Certificate of Designation, Jay L. Sedwick, as trustee of the DSD Trust, may be deemed to be the beneficial owner of, and to have the power to vote or to dispose or direct the disposition of, 12,266.9 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) promulgated under Securities Exchange Act of 1934 and there being 45,265,221 shares of Common Stock outstanding on November 15, 1999 and 5,676,850 shares of Common Stock issued to other persons at the time of the consummation of the Merger in connection with certain related transactions and upon conversion of certain shares of Preferred Stock (as represented to the Reporting Persons by the Company), and together with the shares of Common Stock referred to in the previous paragraph, represents 23.0% of the outstanding shares of Common Stock. Jay
L. Sedwick disclaims beneficial ownership of all such shares.

     Except as set forth above, no Reporting Person and, to the best knowledge of each Reporting Person, no person identified on Attachment A hereto beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Preferred Stock or Common Stock listed above, except the Reporting Persons.

     Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms of the Merger Agreement, the Company has agreed at all times to reserve and keep available out of its authorized Common Stock, solely for the purpose of issue or delivery upon conversion or exchange of the Preferred Stock as provided in the Certificate of Designation, such number of shares of Common Stock as shall then be issuable or deliverable upon the conversion or exchange of all outstanding shares of Preferred Stock.

     John D. Phillips, the Chief Executive Officer of the Company, and AIT have entered into a letter agreement dated as of August 17, 1999 (the "Phillips Letter Agreement"), pursuant to which Mr. Phillips has agreed not to sell or transfer, directly or indirectly, any shares of Common Stock held by him, including his personal interest in such shares held by Renaissance Partners II, a Georgia general partnership, and Resurgens Partners, LLC, a Georgia limited liability company, and any shares received upon exercise of Company stock options or warrants, without the prior written consent of AIT for so long as AIT or any of its affiliates remains a stockholder of the Company. The provisions of the Phillips Letter Agreement terminate upon Mr. Phillips' death or disability, any decision to remove, or to not reelect, Mr. Phillips as the Chief Executive Officer of the Company in which at least 50% of the directors elected by the holders of the Preferred Stock (or, upon conversion into or other acquisition of Common Stock, by 50% of the directors nominated, designated or elected by the FaciliCom Holders, or their affiliates) vote in favor of such removal or fail to vote in favor of such reelection, the fifth anniversary of the consummation of the Merger in the event that Mr. Phillips is no longer Chief Executive Officer of the Company for any reason, and upon a change of control of the Company.

     The descriptions of the Merger Agreement and the Phillips Letter Agreement set forth herein are summaries thereof and are qualified in their entirety by reference to the complete text of the Merger Agreement and the Phillips Letter Agreement filed as Exhibits 1 and 4, respectively, hereto, which are incorporated herein by reference.

     Except as described elsewhere in this Statement and as set forth in the Merger Agreement and the Registration Rights Agreement, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Merger Agreement, dated as of August 17, 1999, between the Company and AIT, FaciliCom, Epic and BFV.

     2.   Form of Certificate of Designation of the Preferred Stock.

     3.   Form of Registration Rights Agreement.

     4. Letter Agreement, dated August 17, 1999, between John D. Phillips and AIT.

     5. Joint Filing Agreement, dated December 17, 1999, among AIT, AH and Jay L. Sedwick.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 1999
                                  ARMSTRONG INTERNATIONAL
                                  TELECOMMUNICATIONS, INC.


                                  By:  /s/ Kirby J. Campbell
                                  ------------------------------------------
                                  Name:  Kirby J. Campbell
                                  Title:  Chief Executive Officer


                                  ARMSTRONG HOLDINGS, INC.


                                  By:  /s/ Jay L. Sedwick
                                  ------------------------------------------
                                  Name:  Jay L. Sedwick
                                  Title:  President


                                  JAY L. SEDWICK, as trustee of the Jud L.
                                  Sedwick Grandchildren's Trust and the Damon
                                  Sedwick Dosch Trust No. 2


                                    /s/ Jay L. Sedwick
                                  ------------------------------------------

                                 Attachment A

Executive Officers and Directors of Armstrong International
Telecommunications, Inc.
-----------------------------------------------------------

          The names and titles of the executive officers and the names of the directors of Armstrong International Telecommunications, Inc. and each of their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's positions at Armstrong International Telecommunications, Inc. and each individual is a United States citizen.

Executive Officers                    Position
------------------                    --------

Jay L. Sedwick                        Chairman of the Board

Kirby J. Campbell                     Chief Executive Officer and Treasurer
                                      of Armstrong International
                                      Telecommunications, Inc.

William C. Stewart                    Secretary of Armstrong International
                                      Telecommunications, Inc.

Dru A. Sedwick                        President of Armstrong International
                                      Telecommunications, Inc.

Bryan Cipoletti                       Vice President of Armstrong
                                      International Telecommunications, Inc.

Directors of Armstrong International
Telecommunications, Inc.              Present Principal Occupation; Address
------------------------------------  -------------------------------------

Jay L. Sedwick                        Chairman of the Board of Armstrong
                                      International Telecommunications, Inc.
                                      and Armstrong Holdings, Inc. and Chief
                                      Executive Officer and President of
                                      Armstrong Holdings, Inc.
                                      443 Belmont Road
                                      Butler, Pennsylvania 16001

Kirby J. Campbell                     Chief Executive Officer and Treasurer
                                      of Armstrong Holdings, Inc. and
                                      Armstrong International
                                      Telecommunications, Inc.
                                      257 Medical Center Road
                                      Chicora, Pennsylvania  16025

William C. Stewart                    Secretary of Armstrong Holdings, Inc.
                                      and Armstrong International
                                      Telecommunications, Inc.
                                      220 Havenhill Drive
                                      Butler, Pennsylvania  16001

Dru A. Sedwick                        Senior Vice President of Armstrong
                                      Holdings, Inc. and President of
                                      Armstrong International
                                      Telecommunications, Inc.
                                      112 Barton Drive
                                      Butler, Pennsylvania  16001

                                 EXHIBIT INDEX


Exhibit No.         Description                                   Page No.
-----------         -----------                                   --------

Exhibit 1 Merger Agreement, dated as of August 17, 1999, between the Company and AIT, FaciliCom, Epic, and BFV (Incorporated by reference to Exhibit
               2.1 to the Registration Statement on Form S-4 filed by the Company (Registration Number 333-89479))

Exhibit 2 Form of Certificate of Designation of the Preferred Stock (Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by the Company (Registration Number 333-89479))

Exhibit 3      Form of Registration Rights Agreement
               (Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by the Company (Registration Number 333-89479))

Exhibit 4 Letter Agreement, dated August 17, 1999, between John D. Phillips and AIT

Exhibit 5      Joint Filing Agreement, dated December 17,
               1999, among AIT, AH and Jay L. Sedwick

                                   Exhibit 5

                            Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of a statement on Schedule 13D relating to the common stock, par value $.01 per share, of World Access, Inc., a Delaware corporation, and that any amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.

December 17, 1999           /s/ Jay L. Sedwick
                          -------------------------------------------------
                          Jay L. Sedwick, as trustee of the Jud L. Sedwick Grandchildren's Trust and the Damon Sedwick Dosch Trust No.2


December 17, 1999         December 17, 1999 Armstrong Holdings, Inc.

                          By:  /s/ Jay L. Sedwick
                             ----------------------------------------------
                             Jay L. Sedwick
                             President


December 17, 1999         Armstrong International Telecommunications, Inc.

                          By:  /s/ Kirby J. Campbell
                             ----------------------------------------------
                             Kirby J. Campbell
                             Chief Executive Officer
















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